Exhibit 99.8

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia Healthcare Corp.

277 Lakeshore Rd. East

Suite 302

Oakville, ON

L6J 1H9

Item 2 – Date of Material Changes:

April 6, 2015 and April 13, 2015

Item 3 – News Release:

News releases in respect of an intended offering of Notes (as defined below) were disseminated over CNW on April 6, 2015 and April 13, 2015.

Item 4 – Summary of Material Change:

On April 6, 2015, Concordia Healthcare Corp. (“Concordia” or the “Company”) announced that it intends, subject to market and other conditions, to offer US$610,000,000 aggregate principal amount of its Senior Notes due 2023 (the “Notes”) to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws.

On April 13, 2015, Concordia announced the upsizing and pricing of the Notes. The principal amount of the Notes has been increased from US$610,000,000 to US$735,000,000 and the Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Concordia also announced that the completion of the Notes offering and the Acquisition (as defined below) are expected to occur concurrently on or about April 21, 2015.

Item 5 – Full Description of Material Change:

5.1	Full Description of Material Change

Concordia announced on April 6, 2015 that it intends, subject to market and other conditions, to offer US$610,000,000 aggregate principal amount of Notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S.

persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws.

The Notes will be senior unsecured obligations of Concordia and will be guaranteed, jointly and severally, on a senior unsecured basis by certain of Concordia’s existing and future wholly-owned subsidiaries. The net proceeds of the offering of the Notes will be used to partially fund (i) the proposed acquisition by the Company of 18 products, being comprised of 12 branded products and five authorized generic contracts and a product distributed by a third party in Australia pursuant to the terms of a distribution agreement, from Covis Pharma S.à.r.l and Covis Injectables, S.à.r.l (the “Acquisition”); (ii) the fees and expenses incurred in connection with the Acquisition; and (iii) the repayment and retirement of the Company’s outstanding debt issued pursuant to the terms and provisions of the amended and restated senior secured credit facility with GE Capital Canada Finance Inc. and a syndicate of lenders dated September 30, 2014.

The Notes will not be registered under the Securities Act or the securities laws of any state or any other jurisdiction and may not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements under the Securities Act and applicable state securities laws and foreign securities laws. Any offer or sale of the Notes in Canada will be made on a private placement basis in a manner that is exempt from the prospectus requirements of applicable Canadian securities laws.

Concordia announced on April 13, 2015 that the principal amount of the Notes has been increased from US$610,000,000 to US$735,000,000 and the Notes were priced at an issue price of 100.00% of their face amount to yield 7.00%. Concordia also announced that the completion of the Notes offering and the Acquisition are expected to occur concurrently on or about April 21, 2015.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 – Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Leith Tessy, Chief Financial Officer and Secretary-Treasurer, 905-842-5150

Item 9 – Date of Report:

April 14, 2015

Notice regarding forward-looking statements:

This material change report includes forward-looking statements regarding Concordia and its business, which may include, but are not limited to, the completion of the offering for the Notes and the timing thereof, the use of proceeds, and the completion of the Acquisition and the timing thereof. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Concordia’s management, and are based on assumptions and subject to risks and uncertainties. Although Concordia’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to the use of Concordia’s products to treat certain diseases, the pharmaceutical industry, the failure to obtain regulatory approvals including those related to the Acquisition, risks associated with the acquisition of pharmaceutical products including the Acquisition, economic factors, market conditions, acquisition opportunities, the inability to complete acquisitions including the Acquisition, the equity markets generally, risks associated with growth and competition, general economic and stock market conditions and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.